Filed by:  Enersis Américas S.A. (Commission File No.:001-12440)

pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company:  Endesa Américas S.A. (Commission File No.:001-37724)
Form F-4 Registration No. 333-211405

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”).

Important Information For Investors and Shareholders

In connection with the proposed merger, Enersis Américas has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (Registration No. 333-211405) containing a preliminary prospectus of Enersis Américas that also constitutes a preliminary joint information statement of Enersis Américas and Endesa Américas regarding the proposed merger (the “preliminary prospectus/information statement”). The information contained in the preliminary prospectus/information statement is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enersis Américas and Endesa Américas may file with the SEC other documents in connection with the proposed merger.

This communication is not a substitute for the definitive prospectus/information statement that Enersis Américas and Endesa Américas will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus/information statement (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enersis Américas and Endesa Américas. INVESTORS AND SECURITY HOLDERS OF ENERSIS AMÉRICAS AND ENDESA AMÉRICAS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/INFORMATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the definitive prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Enersis Américas will also be available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enersis@enel.com. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Endesa Américas will be available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.endesacl@enel.com

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registration Record No. 175

Santiago, August 16,  2016

Ger. Gen. N° 54/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Libertador Bernardo O’Higgins No. 1449

Santiago, Chile

                Ref.: Significant Event

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045 and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), I hereby inform you of the following significant event:

1.                  in accordance with article 69 of Law No. 18,046 of the Chilean Companies Act and article 132 of the Chilean Companies Regulation, approved by Decree No. 702, issued in 2011 by  the Ministry of Finance, which establishes that the market value of the shares that must be paid to shareholders exercising their withdrawal rights in corporations with stock market participation, corresponds to the weighted average of the stock prices during transactions of the share in a period of 60 business days between the thirtieth and the ninetieth stock market trade prior to the date of the meeting that precedes the withdrawal. It is possible to establish from that date the price to be paid to each dissenting shareholder who decides to exercise their withdrawal rights on the occasion of the agreements adopted at the Company’s Extraordinary Shareholders’ Meeting to be held on September 28, 2016.

As established above, the price to be paid to each shareholder that is registered in the shareholders’ register of Enersis Américas five days prior to the meeting who decides to exercise his or her withdrawal rights will be Ch$ 112.02 per share.

2.                  Furthermore,  and once the call is made for the Extraordinary Shareholders’ Meeting of Enersis Américas to decide regarding the merger with Endesa Américas S.A. and Chilectra Américas S.A., as shown in the Significant Event issued on August 5, 2016, the Company has considered the following relevant for greater transparency of the process, and due to the importance of this transaction, to restate selected information that affects the process according to applicable United States regulations, as follows:

As indicated in the application made by Enersis Américas to the Superintendence of Securities and Insurance on May 23, 2016, and in submissions made by the same entity regarding Endesa Américas on May 31, 2016, and with regard to Enersis Américas and Chilectra Américas S.A., on June 1, 2016, all applications and public submissions  and the ones informed to the Superintendence of Securities and Insurance in its response by means of Ordinary Official Letter No. 16,030 dated July 1, 2016, referred to companies asked to the  Superintendence to extend the period of validity of the financial statements that will be used in the merger, pursuant to provisions of the applicable regulation.

Under the rules of the U.S. Securities Exchange Commission (the "SEC") that are applicable to the proposed merger transaction, a final information statement or final prospectus must be sent to ADR holders and US resident shareholders 20 days in advance of the extraordinary meeting of shareholders scheduled for September 28, 2016.  The information statement and prospectus is contained in a Registration Statement on Form F-4  (the "Form F-4") that must be declared effective by the SEC before the final information statement/propsectus may be disseminated.  Enersis Américas currently expects that the Form F-4 will be declared effective in time to disseminate the final information statement/prospectus sufficiently in advance of the extraordinary shareholder meeting to comply with applicable SEC rules.  However,  there can be no assurance that the Form F-4 will be declared effective in accordance with the expected timetable.

If the SEC does not declare the Form F-4 effective in time, or does not grant other relief, the extraordinary shareholders meeting may not be held on September 28, 2016 as scheduled and must be postponed to a later date.

If the meeting is postponed, Enersis Américas and Endesa Américas would be required by SVS regulations to prepare new financial statements that are audited in accordance with Chilean requirements covering periods through a date that is within 90 days of the rescheduled extraordinary shareholders meeting.  In addition, the Form F-4 would need to be amended and updated, and the SEC would need to review the amended Form F-4 and declare it effective.

The above-mentioned do not materially affect the execution and completion of the corporate reorganization that is currently underway by Enersis Américas and its subsidiaries, Endesa Américas and Chilectra Américas, and if the operation were delayed, it will not affect its completion.

Sincerely yours,

Pedro Cañamero

Investor Relations Officer

c.c.:         Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Banco Central de Chile (Central Bank of Chile)

                Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

   Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: August 19, 2016